82-5769



02034663

UFJ Holdings, Inc

SUPPL

02 JUN 5 AM11:50

Address:　　　　UFJ Holdings, Inc.
　　　　　　　　1-1, Otemachi 1-chome, Chiyoda-ku,
　　　　　　　　Tokyo 100-8114, JAPAN
Facsimile:　　　81-3-3212-5867
Telephone:　　 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:　　　　　　　　　 June 5, 2002
TO:　　　　　　　　　　 Office of International Corporate Finance
　　　　　　　　　　　　 Division of Corporate Finance
　　　　　　　　　　　　 Securities and Exchange Commission
　　　　　　　　　　　　 Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:　　 001-1-202-942-9624
FROM:　　　　　　　　　 Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:　　　 3　(including this page)
RE:　　　　　　　　　　 Information Furnished Pursuant to 12g-3-2(b)

PROCESSED

JUN 1 3 2002

THOMSON
FINANCIAL

If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 5, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.

June 5, 2002

UFJ Holdings, Inc. filed Extraordinary Report

UFJ Holdings, Inc. filed an Extraordinary Report, dated May 24, 2002, with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange and Article 19-2 of the Cabinet Ordinance in connection with changing status of UFJ Partners Asset Management into a wholly owned subsidiary through share exchange.

02 JUN -5 AM II: 50　　　# UFJ Holdings, Inc

Address:	UFJ Holdings, Inc.
	1-1, Otemachi 1-chome, Chiyoda-ku,
	Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	June 5, 2002
TO:	Office of International Corporate Finance
	Division of Corporate Finance
	Securities and Exchange Commission
	Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3　(including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 5, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9625

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

June 5, 2002

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by Fujiki Komuten Co., Ltd.

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Osaka District Court by Fujiki Komuten Co., Ltd., there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited and UFJ Trust Bank Limited (both wholly owned subsidiaries of UFJ Holdings).

1. **Amount of exposure to the companies**

    UFJ Bank: Yen 13,132 million
    UFJ Trust Bank: Yen 70 million

2. **Impact on earnings of UFJ Holdings**

    Non-collectible amount of exposure to the company will be absorbed as necessary for the interim period ending September 30, 2002.
    Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.